SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30 April 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 30 April 2020 re: 2020 Q1 Interim Management Statement

Lloyds Banking Group plc

Q1 2020 Interim Management Statement

30 April 2020

RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2020

“The coronavirus pandemic presents an unprecedented social and economic challenge which is having a significant impact on people and businesses in the UK and around the world. The economic outlook is clearly challenging with the longer-term outcome dependent on the severity and length of the pandemic and the mitigating impact of Government and other measures in the UK and across the world. Throughout this period of uncertainty we will continue to work closely with Government, regulators and other authorities and use the strength of our balance sheet and business model to ensure that we play our part in supporting our customers and the UK economy.

I would like to pay tribute to the exemplary dedication being shown by all our colleagues across the Group providing vital banking services to those in need, but also in going above and beyond in countless and often unseen ways to support the most vulnerable.”
António Horta-Osório, Group Chief Executive

Supporting customers and colleagues in difficult times
● Actively supporting retail, small business and commercial customers in the current environment through a range of flexible propositions and full support for Government schemes, including Coronavirus Business Interruption Loan Scheme (CBILS) and Covid Corporate Financing Facility (CCFF)
● Strong operational resilience with c.90 per cent of branches remaining open and ATM availability exceeding 95 per cent
● Multi-channel distribution model, with the UK’s leading digital bank enabling the Group to continue to serve customers throughout the lockdown
Financial performance reflects revised economic outlook
● Statutory profit before tax of £74 million, impacted by a significantly increased impairment charge of £1,430 million given the revised economic outlook. Statutory return on tangible equity of 5.0 per cent with tangible net assets per share of 57.4 pence
● Solid trading surplus of £1,988 million, a reduction of 19 per cent compared to the first three months of 2019, but an increase of 7 per cent on the final quarter of 2019 (decrease of 4 per cent excluding the bank levy)
- Net income of £4.0 billion, down 11 per cent, with average interest-earning banking assets slightly lower at £432 billion, net interest margin of 2.79 per cent and other income of £1.2 billion, down 21 per cent year on year due to lower levels of client activity and the absence of 2019 one-off items
- Total costs of £2.0 billion down 1 per cent, after absorbing coronavirus-related expenses, driven by continued reductions in operating costs, down 4 per cent
● The impairment charge in the quarter increased significantly to £1,430 million, primarily driven by updates to the Group’s economic outlook and some charges relating to existing restructuring cases. Given the economic outlook we will inevitably be impacted both within the existing book and potentially in the new lending we are undertaking to support our customers. However, the Group’s loan portfolio remains robust and well positioned given its low risk business model
Balance sheet strength maintained with capital, funding and liquidity remaining strong
● CET1 ratio remains strong at 14.2 per cent with CCyB reduced to zero, resulting in increased headroom over regulatory requirements; significant resources to support customers while absorbing potential credit losses
● Loans and advances increased £2.7 billion in the quarter to £443.1 billion, with increased corporate lending, primarily drawdowns of existing corporate facilities, partially offset by expected reductions in the mortgage book along with reductions in credit cards, where customer activity reduced in March
● Loan to deposit ratio down 4 percentage points to 103 per cent, largely due to increased commercial deposits
Outlook
● Given the significant change in the operating environment and economic expectations the Group’s previous guidance is no longer appropriate. The impact of lower rates, lower levels of activity and higher impairment on the Group’s business will continue into the second quarter, but remains difficult to quantify given the significant uncertainty. The Group will update the market once there is greater clarity
● The longer-term impact of coronavirus remains unclear but the Group will maintain its focus on supporting customers and the UK economy while remaining well positioned to deliver for customers beyond the crisis

INCOME STATEMENT − UNDERLYING BASIS

	Quarter	Quarter		Quarter
	ended	ended		ended
	31 Mar	31 Mar		31 Dec
	2020	2019	Change	2019	Change
	£m	£m	%	£m	%

Net interest income	2,950	3,083	(4)	3,102	(5)
Other income	1,226	1,556	(21)	1,267	(3)
Operating lease depreciation	(224)	(219)	(2)	(236)	5
Net income	3,952	4,420	(11)	4,133	(4)
Operating costs	(1,877)	(1,957)	4	(2,058)	9
Remediation	(87)	(20)		(219)	60
Total costs	(1,964)	(1,977)	1	(2,277)	14
Trading surplus	1,988	2,443	(19)	1,856	7
Impairment	(1,430)	(275)		(341)
Underlying profit	558	2,168	(74)	1,515	(63)
Restructuring	(63)	(126)	50	(191)	67
Volatility and other items	(421)	(339)	(24)	122
Payment protection insurance provision	–	(100)	100	–
Statutory profit before tax	74	1,603	(95)	1,446	(95)
Tax credit (expense)	406	(403)		(427)
Statutory profit after tax	480	1,200	(60)	1,019	(53)

Earnings per share	0.5p	1.5p	(67)	1.3p	(62)

Banking net interest margin	2.79%	2.91%	(12)bp	2.85%	(6)bp
Average interest-earning banking assets	£432bn	£433bn	–	£437bn	(1)
Cost:income ratio	49.7%	44.7%	5.0pp	55.1%	(5.4)pp
Asset quality ratio	1.30%	0.25%	105bp	0.30%	100bp
Underlying return on tangible equity	4.7%	17.0%	(12.3)pp	12.2%	(7.5)pp
Return on tangible equity	5.0%	12.5%	(7.5)pp	11.0%	(6.0)pp

KEY BALANCE SHEET METRICS

	At 31 Mar	At 31 Mar	Change	At 31 Dec	Change
	2020	2019	%	2019	%

Loans and advances to customers1	£443bn	£441bn	1	£440bn	1
Customer deposits2	£428bn	£417bn	3	£412bn	4
Loan to deposit ratio	103%	106%	(3)pp	107%	(4)pp
CET1 ratio3,4	14.2%	13.9%	0.3pp	13.8%	0.4pp
Transitional MREL ratio3,4	34.5%	31.5%	3.0pp	32.6%	1.9pp
UK leverage ratio3,4	5.3%	5.3%	–	5.2%	0.1pp
Risk-weighted assets3	£209bn	£208bn	–	£203bn	3
Tangible net assets per share	57.4p	53.4p	4.0p	50.8p	6.6p

1	Excludes reverse repos of £55.2 billion (31 December 2019: £54.6 billion).
2	Excludes repos of £9.4 billion (31 December 2019: £9.5 billion).
3
The CET1, MREL, leverage ratios and risk-weighted assets at 31 December 2019 were reported on a pro forma basis, reflecting the dividend paid up by the Insurance business in the subsequent first quarter period.

4	Incorporating profits for the period that remain subject to formal verification in accordance with the Capital Requirements Regulation.

QUARTERLY INFORMATION

	Quarter	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended	ended
	31 Mar	31 Dec	30 Sept	30 June	31 Mar
	2020	2019	2019	2019	2019
	£m	£m	£m	£m	£m

Net interest income	2,950	3,102	3,130	3,062	3,083
Other income	1,226	1,267	1,315	1,594	1,556
Operating lease depreciation	(224)	(236)	(258)	(254)	(219)
Net income	3,952	4,133	4,187	4,402	4,420
Operating costs	(1,877)	(2,058)	(1,911)	(1,949)	(1,957)
Remediation	(87)	(219)	(83)	(123)	(20)
Total costs	(1,964)	(2,277)	(1,994)	(2,072)	(1,977)
Trading surplus	1,988	1,856	2,193	2,330	2,443
Impairment	(1,430)	(341)	(371)	(304)	(275)
Underlying profit	558	1,515	1,822	2,026	2,168
Restructuring	(63)	(191)	(98)	(56)	(126)
Volatility and other items	(421)	122	126	(126)	(339)
Payment protection insurance provision	–	–	(1,800)	(550)	(100)
Statutory profit before tax	74	1,446	50	1,294	1,603
Tax credit (expense)	406	(427)	(288)	(269)	(403)
Statutory profit (loss) after tax	480	1,019	(238)	1,025	1,200

Banking net interest margin	2.79%	2.85%	2.88%	2.89%	2.91%
Average interest-earning banking assets	£432bn	£437bn	£435bn	£433bn	£433bn

Cost:income ratio	49.7%	55.1%	47.6%	47.1%	44.7%

Asset quality ratio	1.30%	0.30%	0.33%	0.27%	0.25%
Gross asset quality ratio	1.35%	0.39%	0.40%	0.38%	0.30%

Underlying return on tangible equity	4.7%	12.2%	14.3%	15.6%	17.0%
Return on tangible equity	5.0%	11.0%	(2.8)%	10.5%	12.5%

Loans and advances to customers1	£443bn	£440bn	£447bn	£441bn	£441bn
Customer deposits2	£428bn	£412bn	£419bn	£418bn	£417bn
Loan to deposit ratio	103%	107%	107%	106%	106%
Risk-weighted assets3	£209bn	£203bn	£209bn	£207bn	£208bn
Tangible net assets per share	57.4p	50.8p	52.0p	53.0p	53.4p

1	Excludes reverse repos.
2	Excludes repos.
3	Risk-weighted assets at 30 June 2019 and 31 December 2019 are reported on a pro forma basis reflecting the Insurance dividend paid to the Group in the subsequent reporting period.

BALANCE SHEET ANALYSIS

	At 31 Mar	At 31 Mar		At 31 Dec
	2020	2019	Change	2019	Change
	£bn	£bn	%	£bn	%
Loans and advances to customers
Open mortgage book	268.1	264.1	2	270.1	(1)
Closed mortgage book	17.9	20.5	(13)	18.5	(3)
Credit cards	16.7	17.7	(6)	17.7	(6)
UK Retail unsecured loans	8.6	8.1	6	8.4	2
UK Motor Finance	15.8	15.3	3	15.6	1
Overdrafts	1.2	1.2	–	1.3	(8)
Retail other1	9.3	8.5	9	9.0	3
SME2,3	32.0	32.1	–	32.1	–
Mid Corporates3	4.7	5.3	(11)	5.3	(11)
Corporate and Institutional3	60.9	59.6	2	54.6	12
Commercial Banking other3	4.9	4.6	7	5.2	(6)
Wealth	0.9	0.9	–	0.9	–
Central items	2.1	2.6	(19)	1.7	24
Loans and advances to customers4	443.1	440.5	1	440.4	1

Customer deposits
Retail current accounts	79.9	75.2	6	76.9	4
Commercial current accounts2,5	34.5	33.9	2	34.9	(1)
Retail relationship savings accounts	144.1	144.7	–	144.5	–
Retail tactical savings accounts	12.7	15.6	(19)	13.3	(5)
Commercial deposits2,6	142.5	133.0	7	127.6	12
Wealth	13.3	13.9	(4)	13.7	(3)
Central items	1.4	0.7		0.9	56
Total customer deposits7	428.4	417.0	3	411.8	4

Total assets	861.7	818.3	5	833.9	3
Total liabilities	809.0	767.8	5	786.1	3

Shareholders’ equity	46.6	43.8	6	41.7	12
Other equity instruments	5.9	6.5	(9)	5.9	–
Non-controlling interests	0.2	0.2	–	0.2	–
Total equity	52.7	50.5	4	47.8	10

Ordinary shares in issue, excluding own shares	70,411m	71,165m	(1)	70,031m	1

1	Primarily Europe.
2	Includes Retail Business Banking.
3	Commercial Banking segmentation has been updated to reflect how the business is managed by the Group.
4	Excludes reverse repos.
5	Primarily non interest-bearing Commercial Banking current accounts.
6	Primarily Commercial Banking interest-bearing accounts.
7	Excludes repos.

GROUP CHIEF EXECUTIVE’S STATEMENT

The coronavirus pandemic presents an unprecedented social and economic challenge which is having a significant impact on people and businesses in the UK and around the world. Our financial strength and business model enables us to play a significant role, together with Government, regulators and other authorities, in helping the country manage through this crisis supporting our customers and the UK economy. In our 250 years of serving the British economy we have experienced many downturns and several crises and on each occasion we have worked hard to contribute to the recovery of the economy. We expect to do exactly the same this time.

Ensuring an effective service is maintained to personal and business customers is fundamental and I would like to express my gratitude to my colleagues across the Group, who have shown exemplary dedication and professionalism, often in response to near-impossible demands. I know that many of my colleagues will be anxious about the health of loved ones and the impact of coronavirus on their communities, but they nonetheless remain focused on serving our customers every day. I want to thank each of them for the remarkable contributions they are making to this national effort at work, at home and in their communities.

Support for customers and the real economy

Customers remain the priority for us through this crisis and we have implemented a comprehensive range of measures to support our retail and business customers. Across mortgages, personal and business loans, credit cards and motor financing, we have already approved 880,000 payment holidays, bringing relief at a time of financial uncertainty for so many.

For retail customers these include payment holidays on mortgages, loans, cards and motor, access to a £500 interest free overdraft, no fees for missed payments and access to fixed term accounts without charge. We have also launched a new dedicated phone line for elderly customers and developed a new process to allow a trusted person limited access to an account for customers who can’t get to one of our branches and don’t bank digitally, while we have also ensured that NHS staff calls are answered as a priority.

We have announced significant support for our small business and commercial customers. Small businesses and Corporates with less than £100 million annual turnover can benefit from our £2 billion COVID-19 fund which includes fee free lending for new overdrafts or overdraft limit increases and new or increased invoice discounting and finance facilities and in certain circumstances, capital repayment holidays. In addition we fully support the comprehensive range of support schemes introduced by the UK Government including the Coronavirus Business Interruption Loan Schemes and the Covid Corporate Funding facility.

We will continue to work closely with Government and our regulators throughout the current period of uncertainty to enable personal and business customers get the support they need. Providing that support under the Government schemes does mean we have extended our lending risk appetite in this area during the crisis, and despite the protection offered by Government guarantees, there will inevitably be some additional losses in due course.

Operational resilience

I have been particularly pleased with how well the Group’s operational and technology infrastructure has performed under significant pressure, enabling colleagues to support customers effectively through all channels and ultimately support the UK economy. Around 90 per cent of branches have remained open throughout the coronavirus outbreak and importantly, our digital banking proposition has remained fully operational throughout. Whilst we continue to experience high volumes of calls, we are continuing to improve our quality of service and are enabling more colleagues to operate remotely. I am grateful to our customers and colleagues for their collaboration.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

Market commentary and economic projections

The economic outlook is clearly challenging and uncertain with the longer-term outcome dependent on the severity and length of the coronavirus pandemic and the mitigating impact of Government and other measures in the UK and across the world. Throughout this period of uncertainty we will continue to work closely with our customers, colleagues, regulators and the Government to ensure that we continue to support our customers. We remain committed to being part of the national solution and putting the Group’s strength to work in support of the wider economy.

The success of the Group is inextricably linked to the health of the UK economy in both the longer term and the nearer term. The Group’s financial performance in the first quarter is starting to reflect the emerging current and expected future impact of the crisis, with recent reductions in base rate and lower levels of activity having a significant impact on our business. On the other hand, implementation of various Government and regulatory measures including the new Term Funding Scheme and the lower countercyclical capital buffer, are helpful to enable the Group to increase lending in and support of the real economy.

In April we also announced the cancellation of dividends. Our decision on the outstanding 2019 dividend was taken by the Group’s Board at the specific request of our regulator, the Prudential Regulation Authority (PRA) and was in line with all other major UK listed banks. As per our news release, the Board also decided that until the end of 2020 we will undertake no quarterly or interim dividend payments, accrual of dividends, or share buybacks on ordinary shares in order to help us to serve the needs of businesses and households through the extraordinary challenges presented by the coronavirus pandemic.

These are difficult decisions and, while we recognise the disappointment and frustration this will cause our shareholders, in particular those relying on dividends for income, we agreed that this is a prudent and appropriate response to what are exceptional circumstances. The Board will decide on any future dividend distributions at year-end 2020.

In conjunction with this decision and in solidarity with the communities in which we operate, the whole of the Group Executive Committee have asked not to be considered for their Group Performance Share for 2020, meaning that they will give up all of their bonus entitlement for 2020. In addition no cash bonuses are payable to senior staff for the rest of 2020.

Strategic positioning and outlook

Over the last two years we have made significant progress against our ambitious strategy, while continuing to support our core purpose of Helping Britain Prosper. It is this purpose which helps to inform our response to coronavirus. We are using our multi-brand, multi-channel distribution model with the UK’s largest branch network and digital bank along with the strategic capabilities developed to continue to support our customers through this challenging period.

As previously indicated given our clear UK focus we will inevitably be impacted by the nationwide lockdown relating to the coronavirus and given the significant change in the operating environment and economic expectations including much lower rates, lower levels of activity and higher impairments, the Group’s previous guidance is no longer appropriate. Significant uncertainty remains and we will update the market once there is greater clarity.

We will be tested over the weeks and months ahead but I have great confidence in the resilience of our business model, the strength of our balance sheet and most importantly the professionalism and customer dedication of our staff. We will maintain our relentless focus on supporting customers and the UK economy going forward.

REVIEW OF PERFORMANCE

Financial performance reflects revised economic outlook

Statutory profit before tax for the three months ended 31 March 2020 was £74 million, 95 per cent lower than in the first quarter of 2019, impacted by a significantly increased impairment charge. The increased impairment charge was significantly due to changes to the Group’s IFRS 9 assumptions, given the expected deterioration in the UK economy as a result of the coronavirus pandemic. The Group’s statutory return on tangible equity was 5.0 per cent.

In this challenging external environment the trading surplus for the period was solid at £1,988 million, a reduction of 19 per cent compared to the first three months of 2019, but an increase of 7 per cent on the final quarter of 2019 (decrease of 4 per cent excluding the bank levy). The year on year decrease was driven by a reduction in net income which was partially offset by lower total costs. Underlying profit was £558 million compared to £2,168 million in the first three months of 2019, impacted by the higher impairment charges in 2020. The Group’s underlying return on tangible equity was 4.7 per cent.

Tangible net assets per share at 57.4 pence increased by 6.6 pence in the first three months of 2020, largely driven by an increase in the pension asset as credit spreads widened significantly in the quarter.

Net income

Net income of £3,952 million was 11 per cent lower than in the first three months of 2019, with both lower net interest income and lower other income, reflecting lower interest rates, competitive asset markets and the slowdown in retail and commercial markets in March following the coronavirus outbreak, as well as the non-recurrence of one off items recognised in the first quarter of 2019 and a write-down in the assets of Lloyds Development Capital (LDC) in 2020.

Net interest income of £2,950 million was down 4 per cent with reductions in both the banking net interest margin and average interest-earning banking assets. The net interest margin reduced by 12 basis points to 2.79 per cent, with continued pressure from competitive asset markets and reduced liability spreads. The net interest margin fell by 6 basis points over the last quarter, with the fourth quarter of 2019 benefiting from an alignment of credit card terms resulting from an effective interest rate change. Average interest-earning banking assets reduced by £1.8 billion year on year with growth in the open mortgage book and targeted segments, including UK motor finance, more than offset by lower balances in the closed mortgage book and the effects of the Commercial Banking portfolio optimisation.

In March, the Monetary Policy Committee cut the bank base rate twice, by a combined 65 basis points to 10 basis points, which together with mix changes in the balance sheet, will adversely impact the Group’s margin in the coming quarters.

Other income decreased by 21 per cent to £1,226 million, as Insurance and Wealth was impacted by general insurance weather related claims in February and was also lower year on year due to the £136 million one-off benefit experienced in the first quarter of 2019 from the change in investment management provider. Commercial Banking other income was impacted by subdued levels of client activity given challenging external market conditions, particularly in large corporate markets. Other income in Retail included the continuing impact of a lower Lex fleet size and lower payments revenues in late March following the introduction of coronavirus-related restrictions. Market conditions have also impacted valuations in the Group’s private equity business, LDC by c.£100 million. For comparative purposes, the Group’s 2019 first quarter results included a gain of £50 million relating to the sale of the Group’s interest in Vocalink.

The Group expects the impact of lower rates, changing balance sheet mix, fee forbearance and lower levels of customer activity to continue to affect net interest income and other income into the second quarter.

REVIEW OF PERFORMANCE (continued)

Total costs

Total costs of £1,964 million were 1 per cent lower than in the first three months of 2019 with a reduction in operating costs more than offsetting increased remediation charges.

Operating costs of £1,877 million were 4 per cent lower, despite continued strategic investment and absorbing some emerging expenses related to the Group’s response to the coronavirus outbreak. The Group saw a 6 per cent reduction in business as usual costs, driven by continued cost discipline and efficiencies gained through digitalisation and other process improvements. Remediation charges of £87 million were higher than the £20 million expensed in the first three months of 2019, and related to a number of existing programmes, including the Cranston review.

The Group’s market-leading cost:income ratio of 49.7 per cent was higher than the first three months of 2019, having been impacted by lower net income in the period.

Market-leading efficiency continues to provide competitive advantage and the focus on cost discipline will continue. The Group will also ensure strategic investment is targeted appropriately to reflect the new operating environment. Operating costs will continue to fall in 2020 after absorbing additional coronavirus-related expenses.

REVIEW OF PERFORMANCE (continued)

Impairment

	Quarter	Quarter		Quarter
	ended	ended		ended
	31 Mar	31 Mar		31 Dec
	2020	2019	Change	2019	Change
	£m	£m		£m

Impairment charge	1,430	275		341
Asset quality ratio	1.30%	0.25%	105bp	0.30%	100bp
Gross asset quality ratio	1.35%	0.30%	105bp	0.39%	96bp

			At 31 Mar	At 31 Dec
			20201	20191	Change
			%	%

Stage 3 loans and advances to customers as a % of total			1.8	1.8	–
Stage 3 ECL2 allowances as % of Stage 3 drawn balances			25.0	22.5	2.5pp

Total ECL2 allowances as % of drawn balances			1.0	0.8	0.2pp

	Quarter	Quarter		Quarter
	ended	ended		ended
	31 Mar	31 Mar		31 Dec
	2020	2019	Change	2019	Change
	£m	£m	%	£m	%

Underlying charges
Retail	325	302	(8)	222	(46)
Commercial Banking	52	1		112	54
Insurance and Wealth	1	(1)		(2)
Central items	(10)	(27)	63	9
	368	275	(34)	341	(8)
Coronavirus impacted restructuring cases	218	–		–
Updated economic outlook
Retail	564	–		–
Commercial Banking	280	–		–
	844	–		–
Impairment charge	1,430	275		341

1	Underlying basis.
2	Expected credit loss.

REVIEW OF PERFORMANCE (continued)

The impairment charge in the quarter increased significantly to £1,430 million, although the Group’s loan portfolio remains robust and well positioned. Impairment provisions reflect the net impact of economic scenarios and Government support programmes with the increase on prior year primarily driven by updates to the Group’s economic outlook following the coronavirus outbreak (£844 million charge, with further information in Note 3) and coronavirus impacts on existing restructuring cases (£218 million). Underlying credit quality remains robust, however increased underlying charges will inevitably arise from existing and new lending.

Although market dynamics are challenging a number of sectors and corporate customers within the Commercial book, particularly within the Business Support Unit, the corporate portfolio’s diverse client base and limits are being proactively managed and have relatively low exposure to the most vulnerable sectors affected by the coronavirus outbreak. The Group’s management of concentration risk includes single name and country limits as well as controls over the Group’s overall exposure to certain higher risk and vulnerable sectors and asset classes.

The Group’s outlook and IFRS 9 base case economic scenario used to calculate expected credit loss (ECL) has been updated since the year end through post model adjustments (further detail in Note 3). Reflecting these post model adjustments, which take into account the Group’s best estimate of the impact of the coronavirus outbreak on the Group’s customer and client base, an additional impairment charge of £844 million has been taken in the quarter. The Group’s ECL allowance continues to reflect a probability-weighted view of future economic scenarios including a 30 per cent weighting of base case, upside and downside and a 10 per cent weighting of severe downside, although all scenarios have deteriorated significantly since the 2019 year end.

The Group’s net asset quality ratio was 130 basis points in the quarter, compared with 25 basis points in the first three months of 2019, driven by increases in the ECL. The Group’s ECL provision stock has increased by over £1 billion to £5.2 billion, further building balance sheet resilience.

Significant uncertainty remains. Although the existing book and new lending, including Government supported lending, will inevitably experience losses, partially offset by applicable Government guarantees, the extent of the impairment charge will depend on the severity and the duration of the economic shock experienced in the UK.

Statutory profit

Restructuring costs of £63 million were down 50 per cent compared to the first three months of 2019 mainly driven by the completion of the MBNA integration and lower severance costs relating to the Group’s strategic investment plans. The latter was in part due to the deferral of redundancy programmes given the coronavirus pandemic.

Volatility and other items of £421 million included £387 million of negative insurance volatility, largely driven by falling equity markets and widening corporate bond credit spreads. The first three months of 2019 included the one-off charge for exiting the Standard Life Aberdeen investment management agreement.

No further provision has been taken for PPI in the first quarter. Good progress has been made with the review of PPI information requests received and the conversion rate remains low and consistent with the provision assumption of around 10 per cent, although operations have been impacted by the coronavirus pandemic in recent weeks. The unutilised provision at 31 March 2020 was £1,018 million.

The Group recognised a tax credit of £406 million in the period, primarily as a result of lower statutory profits and an uplift in deferred tax assets following the announcement by the Government that it would maintain the corporation tax rate at 19 per cent, which was substantively enacted on 17 March 2020. This is consistent with guidance given at full year results.

REVIEW OF PERFORMANCE (continued)

Balance sheet growth across business lines

	At 31 Mar	At 31 Dec	Change
	2020	2019	%

Loans and advances to customers1	£443bn	£440bn	1
Customer deposits2	£428bn	£412bn	4
Loan to deposit ratio	103%	107%	(4)pp

Wholesale funding3	£126bn	£124bn	1
Wholesale funding <1 year maturity3	£39bn	£39bn	(2)
Of which money-market funding <1 year maturity3	£25bn	£24bn	5
Liquidity coverage ratio - eligible assets4	£132bn	£131bn	–
Liquidity coverage ratio5	138%	137%	1pp

1	Excludes reverse repos of £55.2 billion (31 December 2019: £54.6 billion).
2	Excludes repos of £9.4 billion (31 December 2019: £9.5 billion).
3	Excludes balances relating to margins of £7.3 billion (31 December 2019: £4.2 billion).
4	Eligible assets are calculated as a simple average of month end observations over the previous 12 months.
5	The Liquidity coverage ratio is calculated as a simple average of month end observations over the previous 12 months.

Loans and advances increased £2.7 billion in the quarter to £443.1 billion (31 December 2019: £440.4 billion), with increased corporate lending, primarily drawdowns of existing corporate facilities, partially offset by expected reductions in the mortgage book along with reductions in credit cards, where customer activity reduced in March

Commercial Banking has continued to optimise its portfolio in challenging market conditions, maintaining a focus on risk-weighted asset reduction and addressing low risk-adjusted returning client relationships. However, balances across the Commercial Banking portfolio increased in the first quarter as clients drew down facilities in response to the coronavirus outbreak, although the pace of drawdowns has eased since the quarter end. Around 50 per cent of revolving credit facilities in Commercial Banking are now drawn, compared to just under 40 per cent at the start of the year, an increase in lending of £6 billion. The Group has low exposure to the most vulnerable sectors and is working closely with clients to support them through the crisis.

The Group continues to optimise funding and target current account balance growth, with Retail current accounts up 4 per cent over the last three months at £79.9 billion (31 December 2019: £76.9 billion) partly due to lower levels of customer spending. The Group’s loan to deposit ratio has fallen 4 percentage points since year end to 103 per cent, largely due to increased deposits within Commercial Banking, in part reflecting increases in client drawdowns at the end of March.

Given the current environment the Group is granting payment holidays of up to three months across a range of retail products and as at 24 April 2020, c.400,000 mortgage payment holidays had been granted. The average LTV of these payment holiday balances is 50 per cent, compared to the total book average LTV of 44 per cent. In addition, payment holidays have also been granted across all consumer finance and unsecured products including c.85,000 in motor finance, c.175,000 in personal loans and c.220,000 on credit cards. Within the corporate sector, the Group has supported £410 million in CBILS loans to SMEs and increased support for business clients through the Group’s £2 billion COVID-19 fund, offering c.37,000 fee-free overdrafts, capital repayment holidays and working capital increases to clients. The Group has also introduced payments holidays and simplified claims processing for Insurance customers.

The Group continues to recognise interest income for the duration of payment holidays and in the absence of other credit risk indicators, the granting of a coronavirus-related payment holiday does not result in a transfer between stages for the purposes of IFRS 9.

REVIEW OF PERFORMANCE (continued)

Support measures in place as at 24 April 2020

Retail
Payment holidays granted
Mortgages		404k
Average LTV		50%
UK Retail unsecured loans		174k
UK Motor Finance		83k
Credit cards		219k

Commercial Banking
Clients supported to access Coronavirus Business Interruption Loan Scheme (CBILS)	£410m	3.0k
New overdraft requests with no arrangement fee		12.9k
Capital repayment holidays granted		24.1k

Funding and liquidity

The Group has maintained its strong funding and liquidity position with a stable liquidity coverage ratio (LCR) of 138 per cent. In addition to its sizable liquid asset buffer averaging £132 billion over the last 12 months, the Group has a significant amount of pre-positioned collateral eligible for use in a range of central bank facilities, including the Bank of England’s Contingent Term Repo Facility and the Term Funding Scheme, with additional incentives for SMEs, both recently made available in response to the pandemic.

The Group is committed to supporting its customers in financial distress and with increased liquidity needs during the coronavirus pandemic.

The Group continues to access wholesale funding markets across currencies and investors to maintain a stable and diverse source of funds. Despite more challenging funding conditions, with a widening in credit spreads, the Group has seen strong demand in a number of public issuances, and completed c.£3.5 billion of funding in the first quarter of 2020 and c.£6.9 billion of funding year to date, including issuance in early April, across the Group.

The Group’s credit ratings continue to reflect its robust balance sheet, solid underlying profitability and bail-in capital position. In March, Fitch revised the outlooks on all the Group’s rated entities, alongside the majority of other UK banks, to Negative, citing concerns around the coronavirus pandemic. In addition, Fitch upgraded the Senior Unsecured rating of Lloyds Bank Corporate Markets to A+. In April, S&P revised the outlook on the Group’s banking entities, alongside the majority of other large UK banks, to Negative, citing the potential earnings pressures arising from the economic and market impact of the coronavirus pandemic. The Negative outlooks that Moody’s assigned on Lloyds Banking Group plc and Lloyds Bank plc (due to concern relating to the UK’s exit from the European Union) remain in place.

REVIEW OF PERFORMANCE (continued)

Capital management

	At 31 Mar	At 31 Dec	Change
	2020	2019	%

CET1 ratio1,2	14.2%	13.8%	0.4pp
Transitional total capital ratio1,2	21.9%	21.5%	0.4pp
Transitional MREL ratio1,2	34.5%	32.6%	1.9pp
UK leverage ratio1,2	5.3%	5.2%	0.1pp
Risk-weighted assets1	£209bn	£203bn	3

Shareholders' equity	£47bn	£42bn	12
Tangible net assets per share	57.4p	50.8p	6.6p

1
The CET1, transitional total capital, MREL and leverage ratios and risk-weighted assets at 31 December 2019 were reported on a pro forma basis, reflecting the dividend paid up by the Insurance business in the subsequent first quarter period.

2	Incorporating profits for the period that remain subject to formal verification in accordance with the Capital Requirements Regulation.

The Group’s CET1 capital ratio increased by 45 basis points to 14.2 per cent post reversal of the final 2019 dividend. A summary of the CET1 capital build is set out in the table below.

Pro forma CET1 ratio at 31 December 2019	13.8%
Banking business underlying capital build excluding impairment charge (bps)	56
Impairment charge (bps)	(56)
Banking business underlying capital build (bps)	–
RWA movements (bps)	(29)
Other movements (bps)	(9)
Reversal of FY 2019 ordinary dividend accrual (bps)	83
CET1 ratio at 31 March 2020	14.2%

The Group’s underlying capital build before impairment charge of 56 basis points was offset by the impairment charge in the quarter.

Risk-weighted assets have increased by £5.3 billion as a result of the full implementation of the new securitisation framework (£2.3 billion); foreign currency impacts (c.£1 billion); Counterparty credit risk and credit valuation adjustments (c.£1 billion); and retail increases (c.£1 billion). Optimisation activity undertaken in Commercial Banking prior to the coronavirus pandemic has been largely offset by drawdowns by corporate customers towards the end of the quarter. Going forward, risk-weighted assets will continue to be affected by credit migration and any potential increases in the balance sheet.

Following the decision by the PRA to reduce the UK countercyclical capital buffer rate to zero, the Group’s headroom over regulatory requirements has increased.

The transitional total capital ratio increased to 21.9 per cent (31 December 2019: 21.5 per cent on a pro forma basis) and the Group’s transitional minimum requirement for own funds and eligible liabilities (MREL), which came into force on 1 January 2020, is 34.5 per cent (31 December 2019: 32.6 per cent on a pro forma basis). The UK leverage ratio increased to 5.3 per cent.

Tangible net assets per share at 57.4 pence increased by 6.6 pence in the first three months of 2020, largely driven by an increase in the pension net asset as credit spreads widened significantly in the quarter. Since the period end credit spreads have started to narrow, reversing some of the impact on the pension surplus and the volatility charge.

REVIEW OF PERFORMANCE (continued)

Dividend

On 31 March, the Group also announced the cancellation of its ordinary dividends. The decision on the final 2019 ordinary dividend was taken by the Board at the specific request of the regulator, the Prudential Regulation Authority (PRA), and was in line with all other major UK listed banks. The Board also decided that until the end of 2020 the Group will undertake no quarterly or interim dividend payments, accrual of dividends, or share buybacks on ordinary shares. This will help the Group to further serve the needs of businesses and households through the extraordinary challenges presented by the coronavirus crisis.

These are difficult decisions and while the Group recognises the disappointment and frustration this will cause shareholders, in particular those relying on dividends for income, this is a prudent and appropriate response to exceptional circumstances. The Board will decide on any future dividend distributions at year end 2020.

Outlook

Given the Group’s clear UK focus, its performance is inextricably linked to the health of the UK economy and the Group will inevitably be impacted by the nationwide lockdown related to coronavirus which has already started to have a significant impact on the UK economy.

The longer-term financial impact of coronavirus is not yet clear and given the significant change in the operating environment and economic expectations, the Group’s previous guidance is no longer appropriate. The impact of lower rates and lower levels of activity on the Group’s business will continue into the second quarter, but remains difficult to quantify given the significant uncertainty. We expect the Group will also experience further impairments, both in existing and new lending books, particularly if economic expectations deteriorate further from the base case.  The Group will update the market once there is greater clarity of the impact of coronavirus on the UK economy and any actions that the Group can take to mitigate them.

Throughout the coming months, the Group will work with its customers, colleagues, regulators and the Government to ensure that it continues to support its customers and delivers on its core purpose of Helping Britain Prosper.

The Group is learning from the crisis. Going forward the Group will further enhance customer service to ensure it continues to offer leading propositions in the new operating environment, increasingly tailor its product range to meet customers’ evolving post-crisis needs and further build cost advantage through new ways of working.

ADDITIONAL FINANCIAL INFORMATION

1.
Banking net interest margin and average interest-earning banking assets

	Quarter	Quarter
	ended	ended
	31 Mar	31 Mar
	2020	2019

Group net interest income – statutory basis (£m)	5,185	2,113
Insurance gross up (£m)	(2,265)	878
Volatility and other items (£m)	30	92
Group net interest income – underlying basis (£m)	2,950	3,083
Non-banking net interest expense (£m)	44	22
Banking net interest income – underlying basis (£m)	2,994	3,105

Net loans and advances to customers (£bn)1	443.1	440.5
Impairment provision and fair value adjustments (£bn)	4.8	4.0
Non-banking items:
Fee-based loans and advances (£bn)	(7.6)	(6.9)
Other non-banking (£bn)	(3.1)	(3.4)
Gross banking loans and advances (£bn)	437.2	434.2
Averaging (£bn)	(5.6)	(0.8)
Average interest-earning banking assets (£bn)	431.6	433.4

Banking net interest margin (%)	2.79	2.91

1	Excludes reverse repos.

2.
Return on tangible equity

	Quarter	Quarter
	ended	ended
	31 Mar	31 Mar
	2020	2019

Average shareholders' equity (£bn)	44.1	43.6
Average intangible assets (£bn)	(6.1)	(5.8)
Average tangible equity (£bn)	38.0	37.8

Underlying profit after tax (£m)	468	1,636
Add back amortisation of intangible assets (post tax) (£m)	105	88
Less profit attributable to non-controlling interests and other equity holders (£m)	(132)	(137)
Adjusted underlying profit after tax (£m)	441	1,587

Underlying return on tangible equity (%)	4.7	17.0

Group statutory profit after tax (£m)	480	1,200
Add back amortisation of intangible assets (post tax) (£m)	105	88
Add back amortisation of purchased intangible assets (post tax) (£m)	17	18
Less profit attributable to non-controlling interests and other equity holders (£m)	(132)	(137)
Adjusted statutory profit after tax (£m)	470	1,169

Statutory return on tangible equity (%)	5.0	12.5

ADDITIONAL FINANCIAL INFORMATION (continued)

3.
Further impairment detail

The key UK economic assumptions made by the Group, averaged over a five-year period, used to calibrate the impairment overlay in the first quarter are shown below:

	Base case	Upside	Downside	Severe downside
	%	%	%	%

At 31 March 2020
GDP	0.9	1.2	0.4	(0.1)
Interest rate	0.24	0.88	0.08	0.02
Unemployment rate	5.0	4.7	6.5	7.6
House price growth	1.4	4.7	(3.7)	(8.8)
Commercial real estate price growth	(0.3)	1.0	(4.8)	(7.2)

At 31 December 2019
GDP	1.3	1.6	1.1	0.4
Interest rate	1.25	2.04	0.49	0.11
Unemployment rate	4.3	3.9	5.8	7.2
House price growth	1.3	5.0	(2.6)	(7.1)
Commercial real estate price growth	(0.2)	1.8	(3.8)	(7.1)

Scenarios by year:

	2020	2021	2022	2020-22
	%	%	%	%
Base Case
GDP	(5.0)	3.0	3.5	1.2
Interest rate	0.10	0.25	0.25	0.20
Unemployment rate	5.9	5.4	4.7	5.3
House price growth	(5.0)	2.0	2.5	(0.7)
Commercial real estate price growth	(15.0)	5.0	5.0	(6.3)

Upside
GDP	(5.0)	3.8	3.7	2.2
Interest rate	0.26	1.03	1.08	0.79
Unemployment rate	5.9	5.0	4.3	5.0
House price growth	(2.2)	6.8	6.8	11.6
Commercial real estate price growth	(11.9)	8.9	6.0	1.7

Downside
GDP	(6.5)	1.8	3.6	(1.4)
Interest rate	0.00	0.03	0.06	0.03
Unemployment rate	6.3	6.7	6.4	6.5
House price growth	(7.6)	(4.1)	(5.3)	(16.1)
Commercial real estate price growth	(26.6)	(3.3)	2.1	(27.5)

Severe downside
GDP	(7.8)	(0.1)	3.1	(5.1)
Interest rate	0.00	0.00	0.00	0.00
Unemployment rate	6.7	8.0	8.0	7.6
House price growth	(10.0)	(10.9)	(12.9)	(30.2)
Commercial real estate price growth	(39.2)	(5.7)	3.8	(40.5)

ADDITIONAL FINANCIAL INFORMATION (continued)

The following table shows the extent to which a higher ECL allowance has been recognised to take account of forward looking information from the weighted multiple economic scenarios. The Group’s probability-weighted ECL allowance continues to reflect a 30 per cent weighting of base case, upside and downside and a 10 per cent weighting of severe downside.

	Probability-				Severe
	weighted	Upside	Base case	Downside	downside
	£m	£m	£m	£m	£m
Underlying basis
UK Mortgages	1,345	1,025	1,211	1,457	2,372
Other Retail	1,987	1,870	1,947	2,046	2,284
Commercial Banking	1,826	1,646	1,731	1,940	2,308
Other	40	40	40	40	40
At 31 March 2020	5,198	4,581	4,929	5,483	7,004

Underlying basis
UK Mortgages	1,216	964	1,111	1,300	2,036
Other Retail	1,580	1,502	1,551	1,623	1,771
Commercial Banking	1,315	1,211	1,258	1,382	1,597
Other	50	50	50	50	50
At 31 December 2019	4,161	3,727	3,970	4,355	5,454

The March 2020 post model adjustment in respect of updated economic outlook has been applied as a proportionate increase under each scenario. The additional losses added to the severe scenario are therefore greater than those added to the upside.

		Of which -
	Net AQR	coronavirus	Of which	Net AQR
	Q1 2020	ECL	underlying	Q1 2019	Increase
	bps	bps	bps	bps	bps

Retail	104	66	38	36	68
Mortgages	22	24	(2)	–	22
Other	531	287	244	228	303
Commercial Banking	232	210	22	1	231
Total	130	97	33	25	105

	Mar 2020	Net ECL	Write-offs	P&L	Dec 2019
	ECL	increase	and other	charge	ECL
	£m	£m	£m	£m	£m

Retail	3,332	536	(353)	889	2,796
Mortgages	1,345	129	(31)	160	1,216
Other	1,987	407	(322)	729	1,580
Commercial Banking	1,826	511	(39)	550	1,315
Other	40	(10)	(1)	(9)	50
Total	5,198	1,037	(393)	1,430	4,161

Coverage
Total	1.03%				0.83%
Stage 3	25.0%				22.5%

ADDITIONAL FINANCIAL INFORMATION (continued)

4.
Lending within Commercial Banking to key coronavirus-impacted sectors1

	Drawn	Undrawn
	£bn	£bn

Retail non-food	2.6	1.2
Automotive dealerships	2.3	1.3
Oil and gas	1.3	2.2
Construction	1.2	1.6
Hotels	1.8	0.3
Passenger transport	1.2	0.5
Leisure	0.8	0.5
Restaurants and bars	0.7	0.5

1	Lending classified using ONS SIC codes at legal entity level.

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the three months ended 31 March 2020.
Statutory basis: Statutory profit before tax and statutory profit after tax are included on pages 2 and 3. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: The statutory results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance.
- restructuring, including severance-related costs, the rationalisation of the non-branch property portfolio, the establishment of the Schroders partnership, the integration of MBNA and Zurich’s UK workplace pensions and savings business;
- volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;
-payment protection insurance provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the three months ended 31 March 2020 to the three months ended 31 March 2019, and the balance sheet analysis compares the Group balance sheet as at 31 March 2020 to the Group balance sheet as at 31 December 2019.

Alternative performance measures: The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. There have been no changes to the definitions used by the Group; further information on these measures is set out on page 331 of the Group’s 2019 Annual Report and Accounts.
Capital: Capital and leverage ratios reported as at 31 March 2020 incorporate profits for the quarter that remain subject to formal verification in accordance with the Capital Requirements Regulation. The Q1 2020 Interim Pillar 3 Report can be found at: http://www.lloydsbankinggroup.com/investors/financial-performance/

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic (including but not limited to the coronavirus disease (COVID-19) outbreak) and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@lloydsbanking.com

Edward Sands
Director of Investor Relations
020 7356 1585
edward.sands@lloydsbanking.com

Nora Thoden
Director of Investor Relations – ESG
020 7356 2334
nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS
Grant Ringshaw
External Relations Director
020 7356 2362
grant.ringshaw@lloydsbanking.com

Matt Smith
Head of Media Relations
020 7356 3522
matt.smith@lloydsbanking.com

Copies of this interim management statement may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 30 April 2020